SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL AND JUSTIFICATION OF MERGER

COMPANHIA SIDERÚRGICA NACIONAL (hereinafter referred to as “Merging Company” or simply “CSN”), a publicly-held company headquartered at Rua São José, no. 20 –Grupo 1602, parte, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 33.042.730/0001-04, represented herein in accordance with its Bylaws; and

CSN AÇOS LONGOS S.A. (hereinafter referred to as “Merged Company” or simply “CSN Aços Longos”), a corporation headquartered at Rod. BR 393 – Lúcio Meira, KM 5,001, s/no., parte, Vila Sta. Cecilia in the city of Volta Redonda, state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 05.023.529/0001-44, represented herein in accordance with its Bylaws;

through the duly empowered bodies of their respective managements, hereby sign this Protocol and Justification of Merger to clarify the terms, conditions and justifications that will govern the merger of CSN Aços Longos by CSN, in accordance with and for the purposes of Law 6404/76 of December 15, 1976, as amended, particularly for the purposes of articles 224 and 225 thereof, as follows:

1 – JUSTIFICATION OF MERGER

1.1.

Given that the Merging Company is the majority shareholder and parent company of the Merged Company, with an interest of 99.99%, and that the activities performed by both companies are similar, the incorporation of the assets of the Merged Company by the Merging Company will optimize processes and maximize results, concentrating all the commercial and administrative activities of the two companies in a single organizational structure.

1.2.

The studies conducted of the performance of the economic activities of both CSN Aços Longos and CSN were conclusive regarding the opportuneness of the merger, indicating that the current business phase of both companies recommends the centralization of their activities through the merger of CSN Aços Longos by CSN.

1.3.

Based on the studies performed, said operation will result in substantial economies of scale due to the immediate reduction in expenses resulting from the integration, synergy gains, greater uniformity and rationalization of operating and administrative activities and the associated financial impacts.

1.4.

The suggested merger was meticulously examined at meetings of the technical departments, the managements of the companies involved and their legal counsels, which did not find any factors that would lead them not to recommend the realization of the merger.

1.5.

Therefore, given (i) the interests of the Merging Company and the Merged Company to combine permanently in order to, as a single entity, better perform the current business activities of both companies, allowing for the centralization of activities under a single management, and (ii) the economic, financial and strategic benefits that this combination of the activities of CSN Aços Longos and CSN into a single entity will produce, such as the reduction and simplification of administrative costs, mainly managerial costs, the management bodies of both companies resolved to establish the conditions for the merger of CSN Aços Longos by CSN.

2– PROTOCOL OF MERGER

2.1.

The proposed operation consists of the merger of CSN Aços Longos by CSN, with the dissolution of CSN Aços Longos and the transfer of the respective shareholders' equity to CSN, which will be its universal successor, in accordance with Article 227 of Federal Law 6,404/76.

2.2.

The Merging Company holds 99.99% of the capital stock of the Merged Company. As agreed with the minority shareholders, the latter will transfer to the Merging Company, upon the merger, their total interests in the Merged Company, with the Merging Company becoming the holder of one hundred percent (100%) of the capital stock of the Merged Company on the merger date.

2.3.

The shareholders’ equity of CSN Aços Longos to be transferred to CSN was appraised by KPMG Auditores Independentes, headquartered in the city of São Paulo, at Rua Dr. Renato Paes de Barros, nº 33, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 57.755.217/0001-29 and originally registered with the São Paulo State Regional Accounting Council under no. 2SP014428/O- 6, a specialized appraisal company, whose appointment will be subject to ratification by the Extraordinary Shareholders' Meetings of CSN Aços Longos and CSN. The appraisal will be based on the Special Balance Sheet prepared with a reference date of December 31, 2010 (“merger reference date”). Any variations in the shareholders' equity of the Merged Company from the merger reference date until the merger date of January 28, 2011, will be assumed by and, as such, booked by the Merging Company.

2.4.

The balances of the credit and debit accounts will be transferred to the accounting books of the Merging Company, with the respective necessary adjustments. All liabilities to be absorbed by CSN are recorded and the goods, and obligations of the Merged Company comprising the shareholders’ to be transferred to CSN are those described in detail in the appraisal at their book value.

2.5.

Having been previously informed of their appointment as expert appraisers, subject to approval by the shareholders of CSN and CSN Aços Longos, the aforementioned experts conducted their studies in advance and prepared the appraisal report of CSN Aços Longos, and confirmed that there was no conflict or communion of interest, either real or potential, between the two companies regarding the merger operation.

2.6.

Since the company to be merged, CSN Aços Longos, is an investment of CSN, the Merging Company, the merger of the shareholders' equity does not entail any increase in the latter company's capital stock. Furthermore, as all the Merged Company’s capital stock will be held by CSN on the merger date, there will be no minority shareholders and therefore no need to prepare the appraisal report at market prices in order to comply with Article 264 of Brazilian Corporate Law. Similarly, the shares comprising the capital stock of CSN Aços Longos will be dissolved, based on Article 226, Paragraph 1 of Law 6404 of December 15, 1976, with the necessary adjustments and amendments made in the accounting books of CSN.

2.7.	The Merging Company will maintain its headquarters and current branch offices.
2.8.	The Merging Company will be the universal successor to all of the Merged Company’s goods, rights and obligations, in accordance with Article 227 of Law 6404/76.
2.9.

Any legal acts that due to previous commitments for administrative and/or operational reasons still come to be practiced in the name of the Merged Company between the approval of this Protocol and Justification by the shareholders of the companies signing this document and the registration of the respective corporate documents at the Commercial Registry of the State of de Janeiro, will be considered valid for all legal purposes, and all ensuing and obligations will be held by the Merging Company as the successor to Merged Company, in accordance with the head paragraph of Article 227 of 6404/76.

2.10.

Upon approval of the merger by the Extraordinary Shareholders' Meetings of and CSN Aços Longos, the Merged Company will be considered dissolved the management of the Merging Company will provide for the dissolution, approval and all other acts at the appropriate government required to finalize the operation, in accordance with Article 227 of 6404/76.

2.11.	The expenses resulting from the valuation will be borne by the Merging

In accordance with the above Protocol and Justification, both Companies have a relevant interest in the Merger operation.

In witness whereof, the Parties execute this Protocol and Justification of Merger along with two (2) witnesses, in six (6) copies of equal form and content to produce all legal effects, and take upon themselves and their heirs and successors to comply with all the provisions hereof.

Rio de Janeiro, January 12, 2011

COMPANHIA SIDERÚRGICA NACIONAL

Enéas Garcia Diniz	Paulo Penido Pinto Marques
Production Officer	Executive Officer
Companhia Siderúrgica Nacional	Companhia Siderúrgica Nacional

CSN AÇOS LONGOS S.A.
Enéas Garcia Diniz	Paulo Penido Pinto Marques

Witnesses:

Name: Eric Hissashi Nagamine	Name: Aline Ribeiro da Silva
Individual Taxpayer’s ID (CPF): 352.964.368-81	Individual Taxpayer’s ID (CPF): 368.774.858-82

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.